

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Harel Gadot
President, Chief Executive Officer and Chairman
Microbot Medical Inc.
288 Grove Street, Suite 388
Braintree, MA 02184

>   **Re: Microbot Medical Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2024**
>   **File No. 333-276487**

Dear Harel Gadot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen E. Fox, Esq.